December 23, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Yolanda Guobadia and Robert Babula

Re:    Consolidated Edison, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020
File No. 1-14514
Ladies and Gentlemen:
On December 11, 2020, we received a letter from the Staff of the Commission’s Division of Corporation Finance containing comments on the above-referenced filing. Our responses are provided below following the Staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2019

Note B – Regulatory Matters
Regulatory Assets and Liabilities, page 133

1.Comment: Revise your disclosure to clarify for investors how the carrying charge, or return is calculated on your regulatory assets. Also, revise to disclose the remaining amount of regulatory assets not earning a return during the recovery period and the remaining recovery period applicable to them. Refer to 980-340-50-1.

Response: Please note that on page 111 of our 2019 Form 10-K in Note A – Summary of Significant Accounting Policies and Other Matters – Accounting Policies, we disclosed:

“The accounting rules for regulated operations specify the economic effects that result from the causal relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or “regulatory assets” under the accounting rules for regulated operations. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or “regulatory liabilities” under the accounting rules for regulated operations.

The Utilities’ principal regulatory assets and liabilities are detailed in Note B. The Utilities are receiving or being credited with a return on all of their regulatory assets for which a cash outflow has been made, and are paying or being charged with a return on all of their regulatory liabilities for which a cash inflow has been received. The Utilities’ regulatory assets and liabilities at December 31, 2019 are recoverable from customers, or to be applied for customer benefit, in accordance with rate provisions that have been approved by state regulators.”

In future filings, in addition to continuing the above disclosure in Note A, we will also include the following disclosure after the table that appears under “Regulatory Assets and Liabilities” in Note B:

In general, the Utilities receive or are being credited with a return at the Other Customer-Provided Capital rate for regulatory assets that have not been included in rate base, and receive or are being credited with a return at the pre-tax weighted average cost of capital once the asset is included in rate base. Similarly, the Utilities pay to or credit customers with a return at the Other Customer-Provided Capital rate for regulatory liabilities that have not been included in rate base, and pay to or credit customers with a return at the pre-tax weighted average cost of capital once the liability is included in rate base.

The Utilities are receiving or being credited with a return on all of their regulatory assets for which a cash outflow has been made ($1,188 million and $991 million for Con Edison, and $1,054 and $845 million for CECONY at December 31, 2019 and 2018, respectively). Regulatory liabilities are treated in a consistent manner. The Other Customer-Provided Capital rate for the years ended December 31, 2019 and 2018 was 4.20% and 2.80%, respectively. The recognition of the return on regulatory assets is determined by the Utilities' rate plans or orders issued by state regulators.

Regulatory assets that represent future financial obligations and were deferred in accordance with the Utilities' rate plans or orders issued by state regulators do not earn a return until such time as a cash outlay has been made. Regulatory liabilities are treated in a consistent manner. At December 31, 2019 and 2018, regulatory assets for Con Edison and CECONY that did not earn a return consisted of the following items:

Regulatory Assets Not Earning a Return

(Millions of Dollars)

	Con Edison		CECONY
	2019	2018	2019	2018
Unrecognized pension and other postretirement costs	$2,541	$2,238	$2,403	$2,111
Environmental remediation costs	727	779	647	693
Revenue taxes	296	270	285	260
Deferred derivative losses	83	17	76	11
Workers’ compensation	3	5	3	5
Other	21	34	20	33
Deferred derivative losses – current	128	36	112	29
Total	$3,799	$3,379	$3,546	$3,142

The recovery periods for regulatory assets for which a cash outflow has not been made and that do not earn a return have not yet been determined and are expected to be determined pursuant to the Utilities’ future rate plans to be filed or orders issued by the state regulators in connection therewith.

________________________________
Consolidated Edison, Inc. acknowledges that:
•the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your prompt consideration of our responses will be appreciated.
We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

                                Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and
Chief Financial Officer